SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 7, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

     This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures: Notice and Proxy Statement re Annual General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel October 7, 2003

     Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”), will be held on Tuesday, October 28, 2003 at 9:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

     It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the “Auditor”), as the Company’s auditor until the close of the next annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate to the year ended December 31, 2002;

(ii)	to re-appoint the Company’s 13 directors whose terms are expiring and to appoint a new director;

(iii)	to appoint a new External Director (Dahatz); and

(iv)	to approve the Company’s Audited Financial Statements for the year ended December 31, 2002 and the report of the Board of Directors for such period.

     Only shareholders of record at the close of business on October 7, 2003 are entitled to receive notice of, and to vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

     Shareholders who will not attend the AGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the AGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

     The Articles of Association of the Company also allow shareholders of the Company to vote at the AGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the

Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

     Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

     Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-67-814191.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “AGM”), to be held on October 28, 2003 at 9:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

     It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the “Auditor”), as the Company’s auditor until the close of the next annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors, attached as Exhibit “A”, with respect to the remuneration paid to the Auditor and its affiliate for the year ended December 31, 2002;

(ii)	to re-appoint the Company’s 13 directors whose terms are expiring and to appoint a new director;

(iii)	to appoint a new External Director (Dahatz); and

(v)	to approve the Company’s Audited Financial Statements for the year ended December 31, 2002 and the report of the Board of Directors for such period, attached as Exhibit “B”.

     A form of proxy for use at the AGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the AGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the AGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above.

     Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on October 7, 2003 will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to shareholders on or about October 7, 2003 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On October 1, 2003 the Company had outstanding 181,959,730 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the AGM.

ITEM 1 — RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS REMUNERATION

     Under the Israeli Companies Law, 5759 — 1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration.

     In accordance with the Company’s Articles of Association, it is hereby reported to the Company’s shareholders that the remuneration of the Company’s Auditor for the year ended December 31, 2002 was NIS 1,200 thousand for auditing activities, NIS 51 thousand for tax consultation services and NIS 36 thousand for auditing activities for a subsidiary of the Company. It is noted that an affiliate of the Auditor has provided the Company with IT consultation services during 2002. The said affiliate’s remuneration for these services was NIS 1,611 thousand (the above amounts are collectively referred to as the “Auditor’s Remuneration”). The non-auditing services mentioned above were provided until June 2002. Under the Company’s Articles of Association, the said report with respect to the Auditor’s Remuneration requires the approval of shareholders. Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been recommended by the Board of Directors of the Company for reappointment as an auditor of the Company until the close of the following annual general meeting.

     It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED, that the Company’s Auditor, Kesselman & Kesselman be and they hereby are re-appointed as an auditor of the Company until the close of the next annual general meeting, and that the Board of Directors be and it is hereby authorized to determine its remuneration”; and

“RESOLVED, that the report of the Board of Directors with respect to the Auditor’s Remuneration for the year ended December 31, 2002 be and it is hereby approved.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

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ITEM 2 — RE-APPOINTMENT OF THE COMPANY’S DIRECTORS AND APPOINTMENT OF A NEW DIRECTOR

     Under the Companies Law and the Company’s Articles of Association, the directors of the Company (excluding the External Directors (Dahatzim)) are elected at each annual general meeting. The elected directors shall commence their terms from the close of the AGM and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

     Out of the 14 directors, who are listed below, 13 directors are terminating their office as directors of the Company as of the end of the AGM. It is suggested that these directors will be re-elected for another period as mentioned above. One director, Mr. Dominic Lai, is a new director who will replace Ms. Tsang Kit May (Carol) as a director from the close of the AGM.

     Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the fourteen (14) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Chairman of the Board of Directors
Khoo Chek Ngee	Director
Tal Raz	Director
Chan Ting Yu	Director
Chow Woo Mo Fong, Susan	Director
Dori Dankner	Director
Shmuel Dankner	Director
Uzia Galil	Director
Lai Kai Ming, Dominic	Director (to be appointed at the AGM)
Erez Gissin	Director
Amir Kess	Director

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Name	Position

Pesach Shachar	Director
Frank John Sixt	Director
Dr. Colin Tucker	Director

     Fok Kin-ning, Canning has been a director of Partner Communications Company Ltd. since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Vanda Systems & Communications Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. , the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants.

     Khoo Chek Ngee has been a director of Partner since October 1997 and is the Chairman of the Executive Committee and the Compensation Committee. Since 1993, Mr. Khoo has been the Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California.

     Tal Raz has been a director of Partner since November 2001 and is a member of the Executive Committee and the Compensation Committee. Mr. Raz is serving as Vice President Finance and Chief Financial Officer of Elron Electronic Industries since May 2002. Prior to joining Elron, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche’s New York office. He also serves as Chairman of Cellenium M.C.S Ltd., Israel Commerce Community Ltd. and Textology, Inc. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch College, New York.

     Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is a director of Hutchison Telecommunications (Australia) Limited and Deputy Group Managing Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws.

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     Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Vanda Systems & Communications Holdings Limited and a Director of Hongkong Electric Holdings Limited, TOM.COM LIMITED and Hutchison Telecommunications Limited.

     Dori Dankner has been a director of Partner since October 1997 and is a member of the Executive Committee. He is the Chairman of Elran (D.D.) Investments, a company whose shares are traded on the Tel-Aviv Stock Exchange, and the Chief Executive Officer and a director of D.S.D Investments Ltd., Mr. Dankner is also a director of Cable Systems Media Haifa — Hadera Ltd., Matav Cable Systems Ltd., Matav Assets Ltd., Matav Investments Ltd., Dankner Investments Ltd., Carmel Assets Ltd., Israel Salt Industries Ltd., Shachaf Dan Investments Ltd., Elran — Gmul Power Station Ltd., Elran (D.D.) Holdings Ltd., Dankner Elran Infrastructure Ltd., Elran (D.D.) Managements & Holdings Ltd., Elran (D.D.) Technologies Ltd. And Elran (D.D.) Real Estate Ltd. He holds a Bachelor of Science degree in Industrial Engineering from Tel Aviv University and a Master of Business Administration degree in Finance and International Business from New York University. Dori Dankner is the son of Shmuel Dankner.

     Shmuel Dankner has been a director of Partner since October 1997. Mr. Dankner has been Chairman of the Board of Directors of Matav since 1988. He is the Chairman of the Board of Dankner Investments Ltd. The Dankner Group, which he co-founded in 1957, includes enterprises involved in banking; telecommunications; cable television; salt production and export; petrochemical and plastic production; and real estate development. Mr. Dankner holds a Bachelor of Science degree with highest honors in Chemical Engineering from the University of California — Berkeley and a Master of Science in Chemical Engineering from Columbia University, New York. In 1977, he received the Industry Prize from the Israel Association of Manufacturers for managerial achievements and initiative in developing the private industry. Shmuel Dankner is the father of Dori Dankner.

     Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with, mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Board of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Board of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an

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honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick Prize Laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contibution to the development of the Israeli hi-tech industry.

     Lai Kai Ming, Dominic has been an Executive Director of Hutchison Whampoa Limited since 2000. He is also the Deputy Chairman of Hutchison Harbour Ring Limited and Vanda Systems & Communications Holdings Limited and a Director of priceline.com Incorporated. He has over 20 years of management experience in different industries. He holds a Bachelor of Science (Hons) degree and a Master’s degree in Business Administration.

     Erez Gissin has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last three years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli technology company providing satellite broadband services. Previously, he was Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and a Masters degree in Business Administration from Stanford University, California.

     Amir Kess has been a director of Partner since August 1998. Since the beginning of 2003 he is a Co-Founder and Managing Director of Markstone Capital, a private equity fund. He served as an Executive Vice President of Arison Investments from 1996 until 2002 . He also serves as a director of other companies in which Arison or its affiliates are shareholders, including Eurocom Communications, DBS Satellite Services, a direct broadcast satellite licensee in Israel, and Shikun V’Binui Holdings, a company which is active in the building and construction market. From 1990 to 1995, Mr. Kess was an attorney in the Israeli law office of S. Horowitz and Co.

     Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years, he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel.

     Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM.COM LIMITED. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

     Dr. Colin Tucker has been appointed by the Board of Directors of Partner on July 29, 2003. Dr. Tucker was previously a Managing Director of Hutchison 3G UK Limited and the Chief Operating Officer — International Operations for Orange plc. He also served as the

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Technical Director of Orange plc. Dr. Tucker served as the Director and General Manager of Telepoint Systems at GPT Limited, and as Director of Engineering for Plessey Telecommunication Products Ltd. He was also an Industrial Professor at Loughborough University.

     It is proposed that at the AGM the following resolution be adopted:

     “RESOLVED, that the fourteen (14) nominees named and described above are re-appointed/appointed to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association”

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 — APPOINTMENT OF A NEW EXTERNAL DIRECTOR (DAHATZ)

     Pursuant to the provisions of the Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. In the interests of good corporate governance, the Board of Directors of the Company desires to have three External Directors (Dahatzim), which are also qualified as Independent Directors. Under the Companies Law and the Company’s articles of Association the External Directors (Dahatzim) are elected for a period of three years or until their respective terms otherwise terminate in accordance with the Companies Law. Mr. Ben Zion Zilberfarb (“Mr. Zilberfarb”) and Mr. Robert Donald Fullerton (“Mr. Fullerton”) are currently the Company’s External Directors (Dahatzim). Mr. Zilberfarb was re-elected, and Mr. Fullerton was elected, as External Directors (Dahatzim) at the Extraordinary General Meeting held on February 10, 2003 for a term of three years in accordance with the Companies Law. Mr. Avraham Bigger (“Mr. Bigger”), who has been an External Director (Dahatz) of the Company since February 2000, resigned on June 22, 2003, following his nomination as the Chairman of the Board of Directors of Super-sol Ltd. Regarding this nomination, Mr. Bigger explained that the duties and responsibilities of the “Super-sol” appointment prevent him from continuing to fulfill his role with Partner. The Board of Directors of the Company resolved on October 2, 2003 to recommend to the shareholders of the Company to appoint Mr. Moshe Vidman as an External Director (Dahatz), to replace Mr. Bigger.

     Mr. Vidman serves as a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation and of Beit Lessin (public theatre). He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of The Hebrew University. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he

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served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Afrika-Israel Hotels. In 2000 Mr. Vidman was the Revlon Representative in Israel and served as a director of the following companies: Israel Corporation Ltd., ICL — Israel Chemical Ltd., Dead Sea Works Ltd., Jafora-Tabori Ltd., Rosebud Medical Ltd. and Ex-Libris Ltd.

     It is proposed that at the AGM the following resolution be adopted:

     “RESOLVED, to appoint Mr. Moshe Vidman as an External Director (Dahatz) of the Company for a term of three years in accordance with the Companies Law, commencing on October 28, 2003”.

     The election of an External director (Dahatz) under the Companies Law requires approval by the general meeting of the shareholders provided that either (a) the majority of the votes at the meeting, including at least one third of the votes of non-controlling shareholders voted at the meeting, voted in favor of the resolution, or (b) the total number of votes against the resolution among the shareholders mentioned in paragraph (a) above does not exceed one percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 — APPROVAL OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

     Our Board of Directors has approved the Audited Financial Statements of the Company for the year ended December 31, 2002, as required by the Companies Law. These financial statements are distributed together with this Proxy Statement. Under our Articles of Association, a shareholders’ approval is required for both the financial statements and the respective report of the Board of Directors. A representative of the Company’s Auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

     It is proposed that at the AGM the following resolution be adopted:

     “RESOLVED, that the Audited Financial Statements of the Company for the year ended December 31, 2002 and the report of the Board of Directors for such period are hereby approved.”

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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RESTRICTIONS ON VOTING RIGHTS

     Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

     Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

Dated: October 7, 2003

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PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2002

     The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2002. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

     This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

     In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.737=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

General

     We describe below certain events, which took place in 2002.

•	On January 24, 2002 the Ministry of communications awarded Partner with a 3G license and additional 1800 (2G) spectrum.

•	On January 28, 2002, we had over 1,500,000 subscribers.

•	In June 2002, our license was extended until February 2022.

•	On December 31, 2002, we entered into an amending agreement to our senior credit facility in order to tailor it to our future business plan.

•	On December 31, 2002, we had 1,837,000 subscribers.

•	In the year 2002 Partner shifted to profitability and a positive cash flows, on a year-on-year basis.

     At December 31, 2002, our network covered approximately 97% of the Israeli population. We had over 2,030 base transceiver stations (including microsites) by December 31, 2002, with approximately 150 of the stations installed in 2002. From January 1, 1998 to December 31, 2002, we made net capital expenditures relating to our network amounting to approximately NIS 2,399 million ($506 million), as well as paying license fees and associated costs totaling approximately NIS 1,793 million ($378 million).

     Our annual churn rate was 10.9% for 2002, compared to 5.8% for 2001. Churn refers to subscriber disconnections from network services, either involuntary, due to non-payment of bills or suspected fraudulent use, or voluntary, due to subscribers switching to a competing mobile telephone network or terminating their use of our services. From June 2001, our churn rate has also included a churn provision for subscribers who have not generated revenue for the company for a period of at least six consecutive months at the end of the reporting period.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     We had 1,837,000 subscribers as of December 31, 2002 compared to 1,458,000 subscribers as of December 31, 2001. For the year ended December 31, 2002 we had revenues of NIS 4,055 million ($856 million) compared to NIS 3,249 million for 2001. The increase was attributable mainly to an increase of 26% in our subscriber base.

     Average monthly revenue per subscriber, or ARPU, for the year ended December 31, 2002 was NIS 183 ($39), compared to NIS 214 in 2001. The primary cause of this reduction was the increasing percentage of prepaid subscribers in our subscriber base which have historically provided below average ARPU.

     Our cost of revenues for the year ended December 31, 2002 was NIS 3,069 million ($648 million) compared to NIS 2,719 million in 2001. This amounted to 76% of our revenues for the year ended December 31, 2002 compared to 84% in 2001. The increase in our cost of revenues in 2002 over 2001 was driven primarily by interconnect and other network expenses related to higher subscriber numbers and usage, offset by a decrease of NIS 113 million ($24 million) in our license amortization expenses as a result of the extension of our license until 2022. Our cost of revenues as a percentage of our revenues was lower in 2002 than in 2001, primarily due to the increasing economies of scale that result from the fact that a portion of our costs are not directly correlated to our revenues.

     Our selling and marketing expenses, which consist primarily of expenses related to advertising and public relations, commissions paid to dealers, distributors and salaries of personnel involved in these activities, were NIS 308 million ($65 million) for the year ended December 31, 2002 compared to NIS 293 million in 2001. This amounted to 8% of our revenues in 2002, compared to 9% in 2001. The stability in these expenses was driven primarily by efficient cost management. The slight increase in selling and marketing expenses was due to increased marketing efforts in response to increased competition.

     General and administrative expenses for the year ended December 31, 2002 were NIS 144 million ($30 million) compared to NIS 134 million in 2001. This amounted to 4% of our revenues in 2002 compared to 4% in 2001. The increase in these expenses was driven primarily by insurance costs and also resulted from the fact that in 2001, we received a refund in the amount of approximately NIS 24 million from Bezeq following the Ministry of Communications’ interim settlement regarding our dispute on bad debt collection.

     We had an operating profit for the year ended December 31, 2002 of NIS 533 million ($113 million) compared to NIS 103 million in 2001, the increase in operating profit was achieved by our subscriber growth, accompanied by increasing economies of scale.

     We had net financial expenses for the year ended December 31, 2002 of NIS 445 million ($94 million) compared to NIS 401 million in 2001, an increased of NIS 44 million. The increase in net financial expenses is attributed mainly to an increase of NIS 222 million in our average total debt outstanding, higher interest rates set by the Central Bank of Israel and the effect of the shekel devaluation on our US $175 million senior subordinated notes.

     Our net income in 2002 was NIS 84 million ($18 million) compared to a net loss of NIS 303 million in 2001.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

Page

REPORT OF INDEPENDENT AUDITORS	2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2001 and 2002	3-4
Statements of operations for the years ended December 31, 2000, 2001 and 2002	5
Statements of changes in shareholders’ equity (capital deficiency) for the years ended December 31, 2000, 2001 and 2002	6
Statements of cash flows for the years ended December 31, 2000, 2001 and 2002	7-8
Notes to financial statements	9-38

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	Kesselman & Kesselman
March 13, 2003	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2002	2002

			Convenience
			translation
			into
			U.S. dollars
	New Israeli shekels		(note 1a)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,272	1,360	287
Security deposit (note 6)		107,794	22,756
Accounts receivable (note 13):
Trade	458,434	518,768	109,514
Other	42,930	50,986	10,763
Inventories	124,512	137,508	29,028

Total current assets	631,148	816,416	172,348

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities (note 2)	8,244	3,530	745
Security deposit (note 6)	100,869
Accounts receivable — trade (note 13)	3,696
Funds in respect of employee rights upon retirement (note 7)	28,160	42,461	8,964

	140,969	45,991	9,709

FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,749,052	1,864,511	393,606

LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,112,959	1,269,348	267,965

Total assets	3,634,128	3,996,266	843,628

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer	Avraham Bigger Director

	December 31

	2001	2002	2002

			Convenience
			translation
			into
			U.S. dollars
	New Israeli shekels		(note 1a)

	In thousands
Liabilities, net of capital deficiency
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)	483,897
Accounts payable and accruals:
Trade	524,642	532,987	112,516
Other (note 13)	186,165	202,166	42,678

Total current liabilities	1,194,704	735,153	155,194

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,818,066	2,467,556	520,911
Notes payable (note 6)	772,800	828,975	175,000
Liability for employee rights upon retirement (note 7)	42,334	60,966	12,870

Total long-term liabilities	2,633,200	3,357,497	708,781

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)

Total liabilities	3,827,904	4,092,650	863,975

CAPITAL DEFICIENCY (note 9):
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2001 — 200,000,000 shares and December 31, 2002- 235,000,000 shares; issued and outstanding — December 31, 2001 — 178,924,585 shares and December 31, 2002 — 181,595,222 shares	1,789	1,816	383
Capital surplus	2,298,080	2,293,270	484,119
Deferred compensation	(24,362)	(6,385)	(1,348)
Accumulated deficit	(2,469,283)	(2,385,085)	(503,501)

Total capital deficiency	(193,776)	(96,384)	(20,347)

	3,634,128	3,996,266	843,628

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into
				U.S. dollars
	New Israeli shekels			(note 1a)

	In thousands (except per share data)

REVENUES, net	2,103,859	3,249,349	4,054,563	855,935
COST OF REVENUES	2,161,507	2,719,163	3,069,458	647,975

GROSS PROFIT (LOSS)	(57,648)	530,186	985,105	207,960
SELLING AND MARKETING EXPENSES	327,881	292,960	308,079	65,037
GENERAL AND ADMINISTRATIVE EXPENSES	154,637	134,282	143,594	30,313

OPERATING PROFIT (LOSS)	(540,166)	102,944	533,432	112,610
FINANCIAL EXPENSES, net	228,609	400,927	445,180	93,979
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES (note 2)		8,862	4,054	856

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(768,775)	(306,845)	84,198	17,775
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES (note 1)		3,483

NET INCOME (LOSS) FOR THE YEAR	(768,775)	(303,362)	84,198	17,775

EARNINGS (LOSS) PER SHARE (“EPS”):
Basic:
Before cumulative effect	(4.30)	(1.72)	0.47	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.47	0.10

Diluted:
Before cumulative effect	(4.30)	(1.72)	0.46	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.46	0.10

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	178,888,888	178,909,274	179,984,090	179,984,090

Diluted	178,888,888	178,909,274	183,069,394	183,069,394

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Share capital

	Number of		Capital	Deferred	Accumulated
	shares	Amount	surplus	compensation	deficit	Total

	(In thousands)

New Israeli Shekels:
BALANCE AT DECEMBER 31, 1999	178,888,888	1,789	2,280,968	(84,619)	(1,397,146)	800,992
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:
Receipts from exercise of stock options granted to employees on account of shares to be allotted			5			5
Deferred compensation related to employee stock option grants			37,020	(37,020)
Amortization of deferred compensation related to employee stock options grants				56,618		56,618
Loss					(768,775)	(768,775)

BALANCE AT DECEMBER 31, 2000	178,888,888	1,789	2,317,993	(65,021)	(2,165,921)	88,840
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Exercise of options granted to employees	35,697	*	47			47
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(19,960)	40,659		20,699
Loss					(303,362)	(303,362)

BALANCE AT DECEMBER 31, 2001	178,924,585	1,789	2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Exercise of options granted to employees	2,670,637	27	4,210			4,237
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(9,020)	17,977		8,957
Net income					84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816	2,293,270	(6,385)	(2,385,085)	(96,384)

Convenience translation into U.S. dollars (note 1a):
BALANCE AT JANUARY 1, 2002	178,924,585	377	485,135	(5,143)	(521,276)	(40,907)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Exercise of options granted to employees	2,670,637	6	888			894
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(1,904)	3,795		1,891
Net income					17,775	17,775

BALANCE AT DECEMBER 31, 2002	181,595,222	383	484,119	(1,348)	(503,501)	(20,347)

*	Representing an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

(Continued) — 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into U.S.
				dollars
	New Israeli shekels			(note 1a)

	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(768,775)	(303,362)	84,198	17,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	431,510	538,267	516,199	108,972
Loss on impairment of investments in non-marketable securities		8,862	4,054	856
Amortization of deferred compensation related to employee stock option grants, net	56,618	20,699	8,957	1,891
Liability for employee rights upon retirement	11,581	18,736	18,632	3,933
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	(13,214)	54,522	91,027	19,216
Accrued interest and exchange differences on security deposit	(2,574)	(6,590)	(6,925)	(1,462)
Amount carried to deferred charges	(7,489)	(22)	(3,805)	(803)
Sundry	(181)	1,647	839	177
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(197,308)	(55,944)	(56,638)	(11,957)
Other	23,970	(14,235)	(8,056)	(1,701)
Increase (decrease) in accounts payable and accruals:
Trade	93,499	57,271	31,909	6,736
Shareholder’s current account	20	(2,230)
Other	84,685	68,068	14,796	3,124
Decrease (increase) in inventories	(65,614)	36,859	(12,996)	(2,744)

Net cash provided by (used in) operating activities	(353,272)	422,548	682,191	144,013

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(712,377)	(601,050)	(599,769)	(126,613)
Proceeds from sale of fixed assets	1,063	1,771	5,737	1,211
Investment in non-marketable securities		(16,446)
Investment in security deposit	(91,705)
Purchase of additional spectrum			(207,635)	(43,833)
Funds in respect of employee rights upon retirement	(6,712)	(13,336)	(14,301)	(3,019)

Net cash used in investing activities	(809,731)	(629,061)	(815,968)	(172,254)

(Concluded) — 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into U.S.
				dollars
	New Israeli shekels			(note 1a)

	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	5	47	4,237	894
Proceeds from issuance of notes payable, net	684,463
Long-term bank loans received	1,119,032	1,111,869	1,349,326	284,848
Repayment of long-term bank loans	(1,054,725)	(901,000)	(1,223,698)	(258,327)

Net cash provided by financing activities	748,775	210,916	129,865	27,415

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(414,228)	4,403	(3,912)	(826)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	415,097	869	5,272	1,113

CASH AND CASH EQUIVALENTS AT END OF YEAR	869	5,272	1,360	287

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:
Interest	164,198	285,465	323,841	68,364

Advances to income tax authorities	1,440	5,617	5,207	1,099

Supplementary information on investing activities not involving cash flows

At December 31, 2000, 2001 and 2002, trade payables include NIS 144,482,000, NIS 148,276,000 and NIS 117,406,000 ($24,785,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million ($1.5 million) in respect of acquisition of additional spectrum. These balances will be given recognition in these cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2)	The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and 3G band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and extended the license through 2022.

As to the change in estimate of the useful life of the license see also note f(1) below.

In consideration for the above additional spectrum the Company is committed to pay NIS 180 million ($38 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($46 million) for the 3G spectrum in six installments through 2006. Out of the abovementioned amounts, approximately NIS 208 million (approximately $44 million) was paid during the year ended December 31, 2002.

Under the terms of the amended license, the Company has provided a guarantee in NIS equivalent to $20 million to the State of Israel to secure the Company’s adherence to the terms of the license.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels — NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2002 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2002 ($1 = NIS 4.737). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together — the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or net realizable value (which reflects the value to the business of the handsets in the hands of the subscribers). Cost is determined on the “first-in, first-out” basis.

d.	Non — marketable securities

These investments are stated at cost, less of impairment losses.

e.	Fixed assets:

1)	These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets — incurred until installation of the fixed assets is completed — are capitalized to cost of such assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20
(mainly 15)
Computers, hardware and software for information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

During 2002, the Company decided to terminate the lease agreement for one of its headquarter buildings on March 2003, in favor of a new building (see note 8a(2)d) and abandon part of its leasehold improvements.

Following the abandonment of the leasehold improvements the amortized balance of the existing leasehold improvements is amortized on a straight-line basis as of October 1, 2002 — over the period of 6 months ending March 31, 2003.

As a result of that change, in 2002, amortization expenses increased and net income decreased by approximately NIS 7 million (approximately $1.5 million) and earnings per share, basic and diluted, decreased by NIS 0.04 ($0.01) compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

5)	Computer Software Costs

The cost of internal-use software which has a useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

f.	License and deferred charges:

1)	License (see also a(2) above):

The license is stated at cost and is amortized by the straight-line method over the utilization period of the license (January 1, 1999 — commencement). Through the period ended December 31, 2001 the license was amortized over 9.25 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges (continued):

1)	License (see also a(2) above) (continued):

Following the extensions of the license (as described in note 1a. above) the amortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 — over the period ending in 2017; as of April 1, 2002 — over the period ending in 2022. The costs relating to 3G band are not amortized since the utilization period has not yet commenced.

As a result of that change, in 2002, license amortization expenses (included in “cost of revenues”) decreased and net income increased by approximately NIS 113 million (approximately $24 million) and earnings per share increased by NIS 0.63 ($0.13) compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

Expenses in obtaining loans and credit which served to finance the license fee — incurred until the commencement of utilization of the license — are capitalized to cost of the license.

During the year 2002 — NIS 7 million ($1.5 million) interest costs were capitalized to the cost of the license.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets of written down to their estimated fair values.

The adoption of FAS 144 did not have any impact on the consolidated financial position and results of operations.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Revenues from telecommunication services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

k.	Concentration of credit risks — allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses, determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2000, 2001 and 2002 aggregated NIS 33,001,000 NIS 14,696,000 and NIS 12,753,000 ($2,692,000) (see also note 13a), respectively.

The cash and cash equivalents and security deposit as of December 31, 2002 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

The Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The transfer of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2000, 2001 and 2002, the Company factored NIS 98,023,000, NIS 180,302,000 and NIS 209,568,000 ($44,240,000), respectively, from long-term trade receivables.

l.	Handsets warranty obligations

Until the year 2002 provision for warranty was not provided for, as the Company’s liability was covered by the handsets suppliers’ warranty. As of 2002, the Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of these sales.

As of December 31, 2002, the provision for warranty and the related expenses of the year then ended totaled NIS 2,589,000 ($547,000).

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 aggregated NIS 134,969,000, NIS 91,681,000 and NIS 96,061,000 ($20,279,000), respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million included in the statement of operations of 2001 under “cumulative effect, at beginning of year, of a change in accounting principles”, which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects the fair value of embedded derivatives (see also note 12b.) as of that date.

Prior to the adoption of FAS 133, the Company used separate, stand-alone derivative instruments (as apposed to embedded derivative), for accounting purposes, as hedging and non-hedging instruments. Gains and losses on derivatives that were hedged existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities.

Foreign currency derivatives, which are designated to reduce the Company’s exposure to foreign currency risks pertaining to anticipated transactions and which do not qualify as hedging transactions, were presented at market value in each of the reported years and the income or losses in respect thereof are carried to “financial expenses — net” on a current basis, see also note 12b.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earnings (loss) per share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2000 and 2001, such effect was not included since it would have been anti-dilutive).

r.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2000, 2001 and 2002 is NIS 23.25 (below market value — NIS 56.9, at market value — NIS 18.6), NIS 18.08 and NIS 16.68 ($3.52), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 75%, 83 % and 69%, respectively; risk-free interest rate: in dollar terms — 2000—6.5%; in NIS terms — 2000—8%, 2001—6.9%, 2002—7.7%; weighted expected life: plan A — 2002, 9 years (2000 and 2001—8 years); Plan B — 9 years in each year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,

	2000	2001	2002	2002

				Convenience
				translation into
	NIS			dollars

	In thousands, except per share data

Net income (loss), as reported	(768,775)	(303,362)	84,198	17,775
Add: stock based employee Compensation expense, included in reported net income (loss)	56,618	20,699	8,957	1,891
Deduct: stock based employee Compensation expense determined under fair value method for all awards	(64,064)	(59,476)	(30,029)	(6,339)

Pro-forma net income (loss)	(776,221)	(342,139)	63,126	13,327

Earning (loss) per share —
Basic — as reported:
before cumulative effect	(4.30)	(1.72)	0.47	0.10
cumulative effect		0.02

	(4.30)	(1.70)	0.47	0.10

Basic — pro forma:
before cumulative effect	(4.34)	(1.93)	0.35	0.07
cumulative effect		0.02

	(4.34)	(1.91)	0.35	0.07

Diluted — as reported:
before cumulative effect	(4.30)	(1.72)	0.46	0.10
cumulative effect		0.02

	(4.30)	(1.70)	0.46	0.10

Diluted — pro-forma:
before cumulative effect	(4.34)	(1.93)	0.34	0.07
cumulative effect		0.02

	(4.34)	(1.91)	0.34	0.07

The Pro-forma net loss for the years ended December 31, 2000 and 2001 should have been NIS 776,221,000 and NIS 342,139,000 rather than NIS 769,043,000 and NIS 303,639,000 as reported in the prior years’ reports, respectively. The Pro-forma net loss per share, basic and diluted, for the years ended December 31, 2000 and 2001 should have been NIS 4.34 and NIS 1.91 rather than NIS 4.30 and NIS 1.70 as reported in the prior years’ reports, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Recently issued accounting pronouncements:

1)	FAS 143

In July 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the company).

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

2)	FAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

3)	FAS 146

In June 2002, the FASB issued FAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Recently issued accounting pronouncements (continued):

4)	FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements and the accompanying notes.

5)	FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

6)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, no controlling interests, and results of activities of a VIE in its consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply — for public entities — as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

The Company does not expect the adoption of this FIN to have any effect on its consolidated financial statements.

t.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 — INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter — the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the opinion of the financial advisors of the Group and the early stages of those companies, the fair value of the securities granted to the Group, on the grant date and as of December 31, 2002, is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2002, the Company has recorded an impairment loss of approximately NIS 4.1 million (approximately $0.9 million) (2001 — approximately NIS 8.9 million) in respect of the above investments, based on valuations by the Company’s financial advisor.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS:

a.	Composition of fixed assets — net, is as follows:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands

Communications network	1,989,474	2,398,907	506,419
Computers, hardware and software for information systems	370,620	471,079	99,447
Vehicles	28,372	24,955	5,268
Office furniture and equipment	28,723	31,641	6,679
Leasehold improvements	93,393	140,376	29,634
Cellular telephones — base stock	6,309	6,309	1,332

	2,516,891	3,073,267	648,779
Less — accumulated depreciation and amortization	767,839	1,208,756	255,173

	1,749,052	1,864,511	393,606

Depreciation and amortization in respect of fixed assets totaled NIS 254,992,000, NIS 361,265,000 and NIS 446,970,000 ($94,357,000) for the years ended December 31, 2000, 2001 and 2002, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations) in respect of:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands

Communications network	69,858	69,858	14,747
Computers, hardware and software	15,566	15,566	3,286

	85,424	85,424	18,033
Less — accumulated depreciation	38,814	51,752	10,925

Depreciated balance	46,610	33,672	7,108

c.	As to pledges on the fixed assets — see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 — LICENSE AND DEFERRED CHARGES:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands

a. License (note 1a(2))	1,570,901	1,792,714	378,449
Less — accumulated amortization	509,443	571,485	120,643

	1,061,458	1,221,229	257,806

b. Deferred charges — in respect of:
Obtaining long-term credit lines	52,191	55,996	11,821
Notes payable	22,017	22,017	4,648

	74,208	78,013	16,469
Less — accumulated amortization	22,707	29,894	6,310

	51,501	48,119	10,159

	1,112,959	1,269,348	267,965

License and deferred charges amortization expenses for the years ended December 31, 2000, 2001 and 2002 totaled NIS 176,517,000 NIS 177,002,000 and NIS 69,229,000 ($14,615,000), respectively, see also note 1f.

The expected license amortization expenses for the next five years are as follows:

		Convenience translation
	NIS	into dollars

	In thousands
Year ended December 31:
2003	58,408	12,329
2004	64,256	13,565
2005	64,256	13,565
2006	64,256	13,565
2007	64,256	13,565

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 — LONG-TERM BANK LOANS

In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2002 is as follows:

			Amounts
	The total	Amounts	available for
	facility	drawn	drawing

	Dollars in millions

Facility A	410	381	29
Facility B	150	138	12
Facility C	150		150

	710	*519	191

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

		December 31
	December 31,
	2002	2001	2002	2002

	Weighted average
	interest rates	Amount

				Convenience
				translation
	%	NIS		into dollars

		In thousands

In NIS — linked to the Israeli consumer price index (CPI) (1)	6.6	1,076,689	629,056	132,796
In NIS — unlinked (2)	10.0	1,225,274	1,838,500	388,115

		2,301,963	2,467,556	*520,911

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

* The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 — LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS and that only up to 40% of the outstanding facilities A and B may be in US dollars or Euros. Facility C, may be drown only in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced down to 0.45% on fulfillment of some terms specified in the agreement. The margin for facility C is 1.25% per annum and may not be reduced.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts *:

	Dollars in millions

	A	B	C	Total

December 31, 2002	410	150	150	710
2003	385	150	150	685
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

*	In April 2002, the Company’s credit facility was amended to reflect the participation of Bank Hapoalim in the credit facility on the same terms as the other lending banks. Prior to April 2002, the portion of this loan (NIS 483,897,000), which had been advanced to the Company was required to be repaid on March 31, 2002 because of the restrictions of Bank of Israel relating to certain common ownership interests in the bank and the Company. As a result of the above amendment, the relevant balances owed to Bank Hapoalim under the credit facility, which were recorded in the Company’s annual financial statements for the year ended December 31, 2001 as short-term liabilities were classified in the balance sheet as of December 31, 2002 into long-term liabilities.

f.	Facility A may be drawn through March 31, 2003 and shall be repaid until June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. Facility C may be drawn through December 31, 2004 and shall be repaid until June 30, 2009.

g.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility — in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

h.	As to pledges to secure loans and liabilities and restrictions placed with respect thereto, see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — NOTES PAYABLE:

On August 10, 2000, the Company completed an offering of $175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

The Notes bear interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to August 15, 2003, provided that immediately after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding.

On December 31, 2002, the Notes closing price was 109 points.

Commission fees and offering expenses in respect of the Notes aggregated approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

The Company is obligated to keep a restricted deposit in the amount of one year of interest payment until December 31, 2003, which was deposited and is presented in the balance sheet under “security deposit”. The deposit is denominated in dollars and bears an annual interest as of December 31, 2002 of 1.3%.

NOTE 7 — LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 16,151,000 NIS 21,113,000 and NIS 24,094,000 (approximately $5,086,000) respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under the license — including airtime, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of end equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter — the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 and the further gradual reduction thereof to 3.5% in 2004. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

The royalty expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 116,846,000, NIS 112,201,000 and NIS 117,281,000 (approximately $24,758,000), respectively, and are included under “cost of revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreement for its headquarters facility in Rosh Ha’ayin for a twenty year period commencing in June 1998. The Company has an option to shorten the lease period by five to fifteen years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The lease fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Lease agreement for additional building for the head office in Rosh Ha’ayin, for a period of 16 years commencing in November 2002. The Company has options to shorten the lease period by five to ten years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2002) for the next five years, at rates in effect at December 31, 2002, are as follows:

		Convenience
		translation
	NIS	into dollars

	In thousands
Year ended December 31:
2003	101,192	21,362
2004	56,510	11,929
2005	30,818	6,506
2006	26,097	5,509
2007	16,586	3,501
2008 and thereafter	15,883	3,353

	247,086	52,160

f)	The rental expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 68 million, NIS 93 million, and NIS 113 million (approximately $24 million), respectively.

3)	At December 31, 2002, the Company is committed to acquire fixed assets for approximately NIS 41 million (approximately $9 million).

4)	At December 31, 2001, the Company is committed to acquire handsets for approximately NIS 203 million (approximately $43 million).

5)	As to the Company commitment to pay NIS 202 million (approximately $43 million) regarding the award of the new spectrum, see note 1a.

b.	Contingent liabilities:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action. While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On June 20, 2002, legal counsel representing the consumer organization informed the Company of his intention to resume these proceedings.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

2)	On July 8, 2001 a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)	On December 31, 2001, a claim was filed against the Company and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls, which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

On January 2003, a mutually-agreed motion to strike out the claim against the Company was granted by the court.

4)	On March 20, 2002, the Company received a demand by one of the company’s former distributors, mainly for alleged violation of his exclusive distribution agreement. The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount.

To the date of these financial statements, this demand has not been filed by the way of a legal claim.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

5)	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.

The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition, the Company and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

6)	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in fact, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants do not know the amount of the class action, but estimate it at NIS 600 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Company and its legal counsel are of the opinion that in light of those facts known at this early stage, the abovementioned amount of the claim is excessive.

7)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

8)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 — SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):

a.	Share capital:

The Company’s shares are traded on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each of which represents one ordinary share, on the U.S. over the counter market (“Nasdaq — NSM”). During 2001, the company listed its shares in the Tel-Aviv stock exchange (TASE) according to the dual listing regulations. On December 31, 2002, the closing price per ADR on the NSM was $3.55; the shares were quoted on the LSE on that date at $3.72, and in TASE at
NIS 17.26 ($3.64).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the company can raise up to $400 million from the issue of ordinary shares and debt securities.

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter — Plan A), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration of which 729,165 options were later cancelled. Through to December 31, 2002 — 5,505,557 options were granted pursuant to Plan A, of which 573,834 options have been forfeited and 2,706,334 options have been exercised.

The options will vest in five equal annual batches over a period of five years from the beginning date of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $0.343. During 2002, the Company granted options under plan A in accordance with the terms of plan B, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2002 — 172,445 options of plan A are available for future grant to the Company’s employees. The exercise price of these remaining options is pursuant to the terms of plan B (see b. below) unless otherwise provided in the grant instrument.

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter — Plan B), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. An option not exercised within 9 years from the date of its allotment shall expire. The options will vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. Through to December 31, 2002 — 5,317,555 options were granted pursuant to Plan A, of which 931,833 options have been forfeited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 — SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued):

The exercise price, which is denominated in NIS, is equal to the market price of the Company’s shares on the date on which the options are granted. As of December 31, 2002 — 86,500 options of plan B are available for future grant to the Company’s employees.

c.	The ordinary shares derived from the exercise of the options shall confer the same rights as the other ordinary shares of the Company.

d.	The Plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is paid by the employee.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relates to (1) options that are exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted.

2)	Following is a summary of the status of the plans as of December 31, 2000, 2001 and 2002 and the changes therein during the years ended on those dates:

	Year ended December 31

	2000		2001		2002

		Weighted average		Weighted average		Weighted average
	Number	exercise price*	Number	exercise price*	Number	exercise price*

		NIS		NIS		NIS

Balance at beginning of year	4,655,285	1.424	8,541,669	12.296	8,962,235	12.746
Changes during the year:
Granted**	4,336,119	24.219	1,063,708	19.286	768,000	20.976
Exercised and paid	(3,383)	1.386	(32,314)	1.440	(2,670,637)	1.591
Forfeited	(446,352)	14.418	(610,828)	19.286	(448,488)	16.747

Balance outstanding at end of year	8,541,669	12.296	8,962,235	12.746	6,611,110	18.001

Options exercisable at December 31	1,723,147	1.386	3,501,109	7.386	2,728,806	17.740

**Below market value	523,119	1.386

**At market value	3,813,000	27.350	1,063,708	19.286	768,000	20.976

*	Includes options under plan A, the exercise price of which is weighted based on the applicable date’s exchange rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 — SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued):

The following table summarizes information about options outstanding at December 31, 2002:

Options outstanding				Options exercisable

	Number outstanding	Weighted average		Number
Range of exercise	at December 31,	remaining	Weighted average	exercisable at	Weighted average
prices	2002	contractual life	exercise price	December 31, 2002	exercise price

NIS		Years	NIS		NIS

1.625	1,898,235	3.9	1.625	938,795	1.625
17.25-22.23	1,779,208	7.8	20.06	258,427	19.33
27.35	2,933,667	6.9	27.35	1,531,584	27.35

1.625 - 27.35	6,611,110	6.3	18.001	2,728,806	17.740

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5g.

NOTE 10 — TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c.	Losses carried forward to future years

At December 31, 2002, the Group had carryforward losses of approximately NIS 2,000 million (approximately $422 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — TAXES ON INCOME (continued):

d.	Deferred income taxes

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses, see c. above) and the related valuation allowance as of December 31, 2001 and 2002, are as follows:

		December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

		In thousands
Deferred tax asset	745,703	823,072	173,754
Less — valuation allowance	(745,703)	(823,072)	(173,754)

	-,-	-,-	-,-

During the year 2002, the Company had utilized approximately NIS 100 million ($21 million) of its carryforward losses to offset its taxable income for the year.

e.	Tax assessments

The Company and its subsidiary have not been assessed for tax purposes since incorporation.

NOTE 11 — LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2002, balances of liabilities of the Company in the amount of NIS 2,468 million ($521 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement (see note 5) not to register any further charges on its assets, with certain exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2002

	In, or linked
	to foreign	Linked to
	currencies	the Israeli
	(mainly dollars)	CPI	Unlinked

	In thousands
NIS:
Assets	109,467	12,095	533,306

Liabilities	997,492	634,141	2,354,727

Convenience translation into dollars:
Assets	23,109	2,553	112,583

Liabilities	210,575	133,870	497,092

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange
	rate of one	Israeli
	dollar	CPI*

At December 31:
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
1999	NIS 4.153	168.53 points
Increase (decrease) during the year:
2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7)%	0.0%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument — foreign exchange risk management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2001 and 2002 are as follows:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	(In millions)
Currency options purchased — for the exchange of dollars into NIS	55	431	91

Currency options written — for the exchange of dollars into NIS		431	91

Forward transactions — for the exchange of:
Dollars into NIS	242	264	56

Euros into NIS	34	52	11

Embedded derivatives — dollars into NIS	238	41	9

The derivatives financial instruments are for a period of up to 1.5 years. As of December 31, 2002, the remaining contractual lives are for periods up to 1 year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2002 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2002, is a liability of approximately NIS 2 million (approximately $0.4 million) (2001 — an asset of approximately NIS 8.0 million).

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(2,355)	(1,040)	(220)

(b) Allowance for doubtful accounts	(61,869)	(74,622)	(15,753)

	*	Long-term trade receivables (including current maturities) as of December 31, 2001 and 2002 in the amount of NIS 12,776,000 and NIS 4,561,000 ($963,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the current amount of the debt. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (8.8% — 9.5%).

2)		Other:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Government institutions	9,596	12,144	2,563
Derivatives instruments	7,987
Prepaid expenses	13,984	24,040	5,075
Sundry	11,363	14,802	3,125

	42,930	50,986	10,763

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals-other:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Employees and employee institutions	69,405	57,424	12,122
Provision for vacation and recreation pay	17,743	20,578	4,345
Government institutions	4,023	23,704	5,004
Income received in advance	34,613	40,979	8,651
Accrued interest on long-term liabilities	58,989	49,030	10,350
Sundry	1,392	10,451	2,206

	186,165	202,166	42,678

c.	Financial expenses, net:

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	NIS			into dollars

	In thousands
Financial income	(5,980)	(19,193)	(13,354)	(2,819)
Exchange rate differences	(23,180)	82,666	69,797	14,734
CPI Linkage differences	2,683	21,893	35,723	7,541
Factoring costs	5,203	9,006	9,614	2,030
Financial expenses	249,883	306,555	350,377	73,966
Less — capitalized interest			(6,977)	(1,473)

	228,609	400,927	445,180	93,979

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Diluted EPS

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS (the effect of the inclusion of the options for the years 2000 and 2001 is anti-dilutive):

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	NIS			into dollars

	In thousands
Net income (loss) used for the computation of basic and diluted EPS (in thousands)	(768,775)	(303,362)	82,698	17,458

Weighted average number of shares used in computation of basic EPS	178,888,888	178,909,274	179,984,090	179,984,090
Add — net additional shares from assumed exercise of employee stock options	3,479,287	4,593,060	3,085,304	3,085,304

Weighted average number of shares used in computation of diluted EPS	182,368,175	183,502,334	183,069,394	183,069,394

NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	NIS			into dollars

	In thousands
Acquisition of handsets from related party	273,078	300,024	185,237	39,104

Financial expenses, net	73,270	60,202	81,212	17,144

Selling commissions and maintenance expenses	25,120	26,807	20,624	4,354

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Balances with related parties:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Cash and cash equivalents	2,617	643	136

Current liabilities	510,283	7,200	1,520

Long-term liabilities	354,417	692,572	146,205

c.	Cost sharing agreement

The Company has entered into a Cost Sharing Agreement (“The agreement”) with Hutchison Whampoa Limited and certain of its wholly own subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the future roll out and operation of a 3G Business.

The agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2002, the Company had given notice of its participation in four projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer

Dated: October 7, 2003